Exhibit 12.1

CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Nine months ended			Fiscal year ended September 30
	June 30, 2009	June 30, 2008		2008		2007		2006		2005	2004
Earnings:
Pre-tax (loss) income from continuing operations	$(92)	$96		$112		$168		$97		$(93)	$164
Distributed income of affiliated companies	2	2		2		7		5		3	2
Add fixed charges:
Interest on indebtedness	23	28		38		34		27		29	30
Portion of rents representative of the interest factor	7	7		9		8		6		3	3
Preferred stock dividend	—	—		—		1		2		3	3
(Loss) earnings as adjusted	$(60)	$133		$161		$218		$137		$(55)	$202
Fixed charges:
Interest on indebtedness	$23	$28		$38		$34		$27		$29	$30
Capitalized interest	2	2		3		1		2		2	—
Portion of rents representative of the interest factor	7	7		9		8		6		3	3
Preferred stock dividend	—	—		—		1		2		3	3
Total fixed charges	$32	$37		$50		$44		$37		$37	$36
Ratio of earnings to fixed charges	N/A [1]	3.6	x	3.2	x	5.0	x	3.7	x	N/A [2]	5.6	x

(1)	The earnings to fixed charges ratio is negative because of the loss. The total dollar amount of the deficiency is $92 million.

(2)	The earnings to fixed charges ratio is negative because of the loss. The total dollar amount of the deficiency is $92 million.